Exhibit 21.1

SUBSIDIARIES OF OLLIE’S BARGAIN OUTLET HOLDINGS, INC.

State or Other
Jurisdiction of
Subsidiary	Formation
Bargain Parent, Inc.	Delaware
Ollie’s Holdings, Inc.	Delaware
Ollie’s Bargain Outlet, Inc.	Pennsylvania
OBO Ventures, Inc.	Pennsylvania